FIAT

Tofaş Türk Otomobil Fabrikası A.Ş.
GNL. MÜD. LÜK :BÜYÜKDERE CADDDESİ NO. 145
:34394 ZİNCİRLİKUYU / İSTANBUL
:P.K. 115 34330 LEVENT / İSTANBUL
TELEFON :(212) 275 33 90 (PBX) - 275 29 60 (PBX)
FAX :(212) 275 39 88 - 275 03 57
INTERNET :http//www.tofas.com.tr/
VERGİ DAİRESİ :ERTUĞRULGAZİ 846 000 0422

FABRİKA :YALOVA YOLU 10. Km
:(16369) BURSA
:P.K. 60 16369 BURSA
TELEFON:(224) 261 03 50 (PBX)
FAX :(224) 255 09 47
(224) 261 13 50
Tic.Sic.No.:100324 / 46239

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20


05009995

File No. 82-3699

20.07.2005

Re: Information Furnished Pursuant to
<u>Rule 12g3-2(b)(1)(iii)</u>

Ladies and Gentlemen:

In connection with the exemption granted to Tofaş Türk Otomobil Fabrikası A.Ş. (the "Company") from the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12g3-2(b) under the Exchange Act (the "Rule"), File No. 82-3699, the Company encloses herewith certain information, furnished pursuant to subsection (1), clause (iii) of the Rule.

Very truly yours,

TOFAŞ
Türk Otomobil Fabrikası A.Ş.

Enclosure:
1- Capital Markets Board decision
2- Announcement of Board of Directors relating to the distribution of free shares

dlw 7/26

CAPITAL MARKETS BOARD

DOCUMENT RELATING TO THE COMPLETION OF THE CAPITAL INCREASE BY THE JOINT-STOCK COMPANIES SUBJECT TO THE REGISTERED CAPITAL SYSTEM

Number	**Date**
66/582	**11.07.2005**

24 issue shares with a nominal value of 50.000.000 (fifty million) YTL to be issued by Tofaş Türk Otomobil Fabrikası A.Ş. by reason of the increase in the issued capital from 450.000.000 (four hundred and fifty million) YTL to 500.000.000 (five hundred million) YTL within the registered capital ceiling of 1.000.000.000 (one billion) YTL have been registered by the Board and it has been understood that the procedures about the capital increase have been carried out in compliance with the Capital Markets Law 2499 and the methods defined by the related official statements.

This document has been issued in accordance with Article 8 of our official statement Volume I, No. 26 to be registered and declared jointly by the attached decision 2005/18 of the Board of Directors of the company on 17.06.2005.

Assoc. Prof. Dr. Doğan CANSIZLAR
Chairman

ANNEX: Decision of the Board of Directors

Registry Office of the company : İstanbul

Registration No. : 100324-46239

FROM THE BOARD OF DIRECTORS CHAIRMANSHIP OF TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.

ANNOUNCEMENT RELATING TO THE DISTRIBUTION OF FREE SHARES

The issued capital of our company has been increased from 450.000.000 YTL to 500.000.000 YTL and 15.527.405,88 YTL of this has been provided from the inflation correction differences and 34.472.594,12 YTL from the profit from sales of immovables. The **24th issue** of shares that were issued by our company due to such increase has been registered by the Capital Markets Board of Turkey on 11.07.2005 and numbered 66/852. However, registration shall not mean guaranteeing of our Company or our shares by the Board or the public.

Our shareholders have the right to receive free shares at a rate of **11,11111111%** in lieu of the increased amount of 50.000.000 YTL.

<u>APPLICATION METHOD</u>

Our shareholders may receive the new shares in exchange for the **no. 15** new share coupon on their shares. The distribution of the shares shall be carried out at the **centers** stated below for 1 month starting from **18.07.2005** until 19.08.2005. After this period, the shares shall be distributed at the address of Büyükdere Cad. Tofaş Han No. 145 Zincirlikuyu 34394 İstanbul without a limitation of time.

For the organized and quick distribution of the shares from the Securities Centers of **Koç Yatırım Menkul Değerler A.Ş.** and branches of **Koç Bank A.Ş.**, our customers having high coupons should apply upon appointment, they should arrange their shares according to the issue and serial numbers on the basis of coupons and they should deliver the no. 15 share coupons of their shares.

Our shareholders who have not received 21st and 22nd issue shares relating to the former capital increases and exchange operations should apply to our **Head Office** and complete the previous term's transactions.

The rights for the free shares for the previous terms that have not been received by the shareholders and the rights arising from the shares of the Shareholders with regards to the said capital increase are reserved.

This transaction does not have a time limitation

<u>APPLICATION CENTERS</u>

1. **Koç Yatırım Menkul Değerler A.Ş.**
   Securities Center
   Cumhuriyet Cad. No. 233 Harbiye 34130 İstanbul
   Phone: (0212) 232 26 00 (pbx)

2. **All branches of Koç Bank A.Ş. in Turkey**
   which are commercial agents of Koç Yatırım Menkul Değerler A.Ş.

3. **ISE Settlement and Custody Bank Inc.**
   Abide-i Hürriyet Cad. Mecidiyeköy Yolu Sk. No. 286 Şişli 34381 İstanbul
   Phone: (0212) 315 25 25 (pbx)

24th issue shares shall be physically present at the Securities Center of Koç Yatırım Menkul Değerler A.Ş. at Harbiye, İstanbul; the transactions at all Koç Bank A.Ş. branches shall be carried out in exchange for receipts and the shares shall be delivered to our Shareholders in maximum 10 business days. Fraction receipts shall be issued for shares that can not be rounded to 1 YKr.

Shareholders may receive information from the Shareholders Relations Unit by sending an e-mail to **borsa@tofas.com.tr** and by visiting Shareholders Relations section at **www.tofas.com.tr.**

For the information of our Shareholders.

<u>Head Office</u>
Tofaş Türk Otomobil Fabrikası A.Ş.
Büyükdere Cad. Tofaş Han No.145 Zincirlikuyu 34394 İstanbul
Phone: (0212) 275 33 90 (pbx)
(0212) 275 29 60 (pbx)
Fax: (0212) 275 39 88